

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 21, 2009

Mr. George G. Shaw
President, Principal Financial Officer,
Principal Accounting Officer and Director
Energas Resources Inc.
800 Bortheast 63rd Street
Oklahoma City, OK 73105

      Re: Energas Resources Inc.
                   Form 8-K filed July 20, 2009

Dear Mr. Shaw:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                     Sincerely,

                                     Chris White